FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 21, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Signing of Agreements by Comstar-UTS with Rostelecom

May 21, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announces that “COMSTAR — United TeleSystems” JSC (“Comstar” - LSE: CMST), a majority-owned subsidiary of MTS, MGTS Finance S.A., a company controlled by Comstar, and OAO Rostelecom (“Rostelecom” - RTS and MICEX: RTKM, RTKMP; OTCQX: ROSYY) have concluded agreements involving the sale of the 25%+1 share(1) of OAO Svyazinvest to OAO Rostelecom for RUB 26 billion.

The proceeds of the sale will be used by Comstar to pay down its outstanding debt to Sberbank in the amount of RUB 26 billion.

The closing of the transactions is subject to satisfying of a number of conditions including, inter alia, obtaining the necessary corporate approvals by the parties involved, regulatory clearances, including those from the Federal Antimonopoly Service, and entering into the exchange transaction by AFK Sistema and Svyazinvest after completion of which Svyazinvest will control 100% of the share capital in SkyLink CJSC and AFK Sistema will acquire the 23.33% stake in OAO Moscow City Telephone Network (MGTS).

The agreements are in line with the previously announced non-binding Memorandum of Understanding (MOU) concluded by Comstar with Sistema and Svyazinvest on November 23, 2009.

The Comstar group of companies currently owns 25%+1 share of Svyazinvest. Comstar has a 69.93% stake in MGTS. Svyazinvest owns a 23.33% stake in MGTS and a 38% stake in Rostelecom (50.67% of the voting shares).

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For further information, please contact in Moscow:

Joshua B. Tulgan Director, Investor Relations Mob: +7 985 220 4208

Department of Investor Relations Mobile TeleSystems OJSC Tel: +7 495 223 2025 E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 102.4 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our

(1) 17.31% is owned by Comstar directly with another 7.69% owned by MGTS Finance S.A., which is controlled by Comstar.

current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: May 21, 2010